Exhibit 99.4

CERTIFICATION OF CHIEF EXECUTIVE OFFICER

PURSUANT TO

18 U.S.C. SECTION 1350,

AS ADOPTED PURSUANT TO

SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

I, Peter J. Cashin, President and Chief Executive Officer of Quest Rare Minerals Ltd. (the “Corporation”), hereby certify, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002, that to the best of my knowledge:

a.	the Annual Report on Form 40-F of the Corporation for the fiscal year ended October 31, 2014 (the “Annual Report”) fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934, as amended; and

b.	the information contained in the Annual Report fairly presents in all material respects the financial condition and results of operations of the Corporation.

Date: January 29, 2015

(signed) Peter J. Cashin
Name: Peter J. Cashin Title: President and Chief Executive Officer

This written statement is being furnished to the Securities and Exchange Commission as an exhibit to the Corporation’s Annual Report on Form 40-F. A signed original of this statement has been provided to the Corporation and will be retained by the Corporation and furnished to the Securities and Exchange Commission or its staff upon request.

This certification accompanies this Annual Report on Form 40-F pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 and shall not, except to the extent required by such Act, be deemed filed by the Corporation for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”). Such certification will not be deemed to be incorporated by reference into any filing under the Securities Act of 1933, as amended, or the Exchange Act, except to the extent that the Corporation specifically incorporates it by reference.